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Notice of Exempt Solicitation

NAME OF REGISTRANT: UnitedHealth Group, Inc

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 N Geyer Rd, Frontenac, MO 63131

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Dear Fellow UnitedHealth Group, Inc Shareholder,

Introduction

We write to urge you to vote FOR Proposal 5: “Shareholder Proposal Seeking a Third-Party Racial Equity Audit” (REA) at UnitedHealth Group’s (UHG’s) annual general meeting on June 5, 2023. This audit will produce recommendations for improving the racial impacts of UHG’s policies, practices, products, and services. The proposal states:

Resolved: Shareholders urge the board of directors to oversee a third-party audit (within a reasonable time and at a reasonable cost, and consistent with the law) which assesses and produces recommendations for improving the racial impacts of United Health Group’s (“UHG’s”) policies, practices, products, and services. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

There is growing recognition of the risks that arise from issues of racial equity, and the need for companies to address these risks. Racial disparities in the workplace can result in lower employee morale, decreased productivity, and increased turnover rates. Additionally, customers and investors are increasingly holding companies accountable for their social and environmental impacts, and companies that fail to address these issues may face reputational damage and legal liabilities.

In fact, we see the real-world impact of racial bias in the U.S. healthcare system every day. Black and Native American patients have higher death rates than white patients across a variety of illnesses.1 Black and Latina women also face higher preconception and maternal health risks than other groups, even those in higher income brackets.2 One study found that the U.S. could have “a potential economic gain of $135 billion per year if racial disparities in health are eliminated, including $93 billion in excess medical care costs and $42 billion in untapped productivity.”3 UHG, as the largest health insurance provider in the United States, both by market share4 and revenue5, has an outsized role to play in eliminating racial inequities.

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1 https://minorityhealth.hhs.gov/omh/browse.aspx?lvl=3&lvlid=61, https://www.kff.org/racial-equity-and-health-policy/issue-brief/disparities-in-health-and-health-care-5-key-question-and-answers/

2 https://www.nytimes.com/2020/08/06/nyregion/childbirth-Covid-Black-mothers.html ..

3 https://altarum.org/RacialEquity2018

4 https://content.naic.org/sites/default/files/publication-msr-hb-accident-health.pdf

5 https://www.beckersasc.com/asc-coding-billing-and-collections/5-largest-health-insurance-companies-by-revenue.html

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with the Company’s instructions.

The company’s current practices may not be working

Although algorithms increase efficiencies, they should be vetted to prevent algorithmic bias. Optum, a UHG subsidiary, used an algorithm that reportedly referred equally sick Black people to care less frequently than white people.6 We believe an analysis of these algorithms and proxy factors is necessary, along with disclosure of the results. Opaque data collection practices by health insurance companies raise the possibility of discrimination and pose reputational and financial risk.7 New York’s Financial Services and Health departments launched an investigation of Optum after the results of the study were published.8

The Company’s acquisition of Change Healthcare also raises racial justice concerns. The American Antitrust Institute told the Department of Justice that the deal is "likely to harm competition and consumers."9 Decreasing market competition can lead to fewer options for consumers, which can disproportionally impact people of color. In fact, Color of Change states that “monopolies put economic justice at risk.”10 Additionally, Change Healthcare had to fire an executive for racist behavior over the summer,11 suggesting that the internal culture of the acquisition should be examined.

Finally, UHG’s 2021 EEO-1 report shows just 3.9 percent Hispanic and 3.9 percent Black executives compared to 83.4 percent white executives. UHG’s strategy, if they have one, to address the absence of diversity remains unclear to shareholders without public targets.

These issues demonstrate the need for UHG to examine its own practices and policies with regards to racial equity, and to take proactive steps to address any disparities that may exist within the Company.

The statement of opposition is insufficient

UHG asserts that an REA is unnecessary because there is external validation of its Medicaid and Medicare plans. One of the key advantages of the REA, though, is that it goes beyond legal and regulatory requirements, examining the deeper impacts of the Company’s policies, procedures, and practices. The current accreditations, while providing useful information, do not cover the breadth of racial equity biases present in the healthcare system. Additionally, those validations have no bearing on any other plans the Company offers, including its largest offering by far – the UnitedHealthcare Employer & Individual plans which serve close to 27 million Americans.

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6 https://www.nature.com/articles/d41586-019-03228-6

7 https://www.propublica.org/article/health-insurers-are-vacuuming-up-details-about-you-and-it-could-raise-your-rates , https://www.nejm.org/doi/10.1056/NEJMms2004740

8 https://www.fiercehealthcare.com/payer/new-york-to-probe-algorithm-used-by-optum-for-racial-bias

9 https://www.fiercehealthcare.com/payer/american-antitrust-institute-expresses-concern-about-proposed-8b-optum-change-healthcare-deal

10 https://act.colorofchange.org/sign/2021-antitrust?source=coc_main_website

11 https://biz.crast.net/we-value-diversity-company-fires-white-woman-who-harassed-black-man-and-his-children-outside-her-home/

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with the Company’s instructions.

UHG also comments that it is currently engaged in third party efforts to examine its internal diversity, equity and inclusion (DEI) efforts. Again, while this could be a useful exercise, we see significant gaps that could pose risks for investors. Mainly, the Company has not pledged to make public the results of these assessments. Without transparency there is no accountability, and UHG’s refusal to set public targets for its workforce diversity initiatives is troubling.

The rest of UHG’s opposition statement simply lays out its various initiatives that center around health equity. All of these are laudable. Regrettably, without a credible and transparent third-party audit, we will have no way of knowing if these efforts are worth the time and money the Company has committed. Notably, UHG mentions its efforts to eliminate bias in its artificial intelligence tools. Again, UHG has not disclosed any data around compliance and enforcement of these policies so there is no way to know if they are effective.

Racial Equity Audits are important tools

Several large, global companies have recently completed, or are currently performing civil rights or racial equity audits. Among those companies are Tyson Foods, Johnson & Johnson, Wells Fargo, Facebook, Airbnb, Bank of America, Blackrock, Pfizer, and Verizon. Elevance, a direct industry peer of UHG, recently announced its intention to conduct an independent audit as well12. These audits have been conducted by third party audit firms whose job is to provide an independent examination of equity within an organization and offer a concrete plan of action to address potential gaps.

According to a paper published on October 23, 2021 on the Harvard Law School Forum on Corporate Governance, “A Racial Equity Audit is, at its core, an independent, objective and holistic analysis of a company’s policies, practices, products, services and efforts to combat systemic racism in order to end discrimination within or exhibited by the company with respect to its customers, suppliers or other stakeholders. Not only are Racial Equity Audits designed to help inform investors about their current and future investments from a social and financial perspective but are also intended to help companies craft their policies and practices to achieve their social justice goals.”13

There are several significant risks that arise from issues of racial equity, which make a racial equity audit necessary for UHG. These risks include:

1.	Reputational risk: Companies that fail to address issues of racial equity may face reputational damage, particularly in the age of social media and increased activism among consumers and investors.
2.	Legal risk: Failure to address issues of racial equity may result in legal liabilities.

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12 https://www.elevancehealth.com/newsroom/elevance-health-engages-third-party-for-health-equity-assessment

13 Racial Equity Audits: A New ESG Initiative (harvard.edu)

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with the Company’s instructions.

3.	Employee retention risk: Racial disparities in the workplace can result in lower employee morale and increased turnover rates, which can be costly for the Company.
4.	Customer retention risk: Customers are increasingly holding companies accountable for their social and environmental impacts and may choose to take their business elsewhere if they perceive a company as being insensitive to issues of racial equity.
5.	Innovation risk: Lack of diversity and inclusion within a company can limit its ability to innovate and stay competitive in a rapidly changing market.

Conclusion

Dismantling racial disparities and creating foundational change is the social movement of our time. As the United States’ largest health insurance provider that is guided by core values of “integrity, compassion, relationships, innovation and performance,” an objective third party civil rights audit can give UHG stakeholders assurance and help strengthen the Company’s reputation across all business units.

The Company does not have to cut back existing DEI programs and should be fully capable of finding resources necessary to retain civil rights experts to audit the racial impacts of its internal and external operations. This is illustrated by the fact that as of December 31, 2022, the Company had cash or cash equivalents equal to $23.4 billion on the balance sheet. The audits commissioned by companies referenced earlier provide potential templates for UHG’s own racial equity audit.

For the reasons discussed above, Mercy Investment Services and co-filers to the proposal urge shareholders to vote FOR Proposal 5.

For more information, please contact Lydia Kuykendal at lkuykendal@mercyinvestments.org

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with the Company’s instructions.